Exhibit 99.3

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

The results published as at June 29, 2023 for the fiscal year ending March 31, 2023 are preliminary. These results will be revised to reflect additional information obtained up to the closing of the consolidated financial statements. Final results will be presented in Public Accounts 2022-2023.

Starting in fiscal 2023 2024, the Monthly Report on Financial Transactions will be replaced by a new financial report published on a quarterly basis. This report will provide improved information on annual budget execution, which will be more in line with the budget and public accounts. In particular, it will provide, each quarter, an assessment of the annual budgetary balance, a follow-up on spending by the nine largest ministerial portfolios, and more detailed explanations for the various differences observed.

The first quarterly report on financial transactions for 2023-2024 will be published on September 29, 2023.

Highlights for March 2023

At March 31, 2023, the budgetary balance within the meaning of the Balanced Budget Act showed a deficit of $5.1 billion. This represents a $4.3 billion decrease in the budgetary balance compared to the same time last year.

The result is due to:

  revenues of $144.2 billion;

  expenditures of $146.2 billion;

  deposits of $3.1 billion in the Generations Fund.

This result is consistent with the $5.0-billion deficit forecast in the Québec Budget Plan - March 2023, which has been revised upwards by $101 million (see page 2).

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	March			April to March
	2022	2023	Change	2021-2022	2022-2023	Change	Change (%)
Own-source revenue	11 753	11 152	–601	109 647	115 722	6 075	5.5
Federal transfers	3 367	2 681	–686	29 184	28 446	–738	–2.5
Total revenue	15 120	13 833	–1 287	138 831	144 168	5 337	3.8
Portfolio expenditures	–18 464	–16 269	2 195	–127 346	–136 108	–8 762	6.9
Debt service	–836	–775	61	–8 640	–10 100	–1 460	16.9
Total expenditure	–19 300	–17 044	2 256	–135 986	–146 208	–10 222	7.5
SURPLUS (DEFICIT)(2)	–4 180	–3 211	969	2 845	–2 040	–4 885	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–532	–282	250	–3 617	–3 081	536	—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–4 712	–3 493	1 219	–772	–5 121	–4 349	—

REVISION OF THE BUDGETARY BALANCE IN 2022-2023 SINCE THE MARCH 2023 BUDGET

According to the data presented in the Québec Budget Plan - March 2023, a budgetary deficit of $5.0 billion was expected for the entire 2022 2023 fiscal year, before use of the stabilization reserve.

Preliminary results as at March 31, 2023 show a deficit of $5.1 billion, an upward revision of $101 million compared with the deficit forecast in last March’s budget.

  a $151-million decline in own-source revenue, resulting in particular from:

    a $554-million decrease in personal income tax, arising from unfavourable tracking of source deductions, despite the upward revision of salaries and wages in the first quarter of 2023, and the processing of tax returns for the 2022 taxation year, a $406-million increase in miscellaneous revenues, including revenue from the health and social services, education, and higher education networks;

  a $780-million decrease in revenue from federal transfers, due in particular to the slower-than-expected pace of completion of federally-funded infrastructure projects;

  lower-than-anticipated portfolio expenditures of $608 million, resulting in particular from:

    unrealized expenditures of $616 million in the Santé et Services sociaux portfolio, resulting in particular from lower-than-expected consumption of medical equipment and a lower-than-anticipated impact from the increase in the senior assistance amount announced in the Update on Québec’s Economic and Financial Situation - Fall 2022,

    overspending of $78 million in the Éducation portfolio, mainly for school service centres;

    unrealized expenditures of $284 million in the Enseignement supérieur portfolio, due in part to the lower-than-anticipated impact of student financial assistance and Québec Perspective scholarships;

  a $269 million decrease in deposits of dedicated revenues in the Generations Fund, due mainly to a downward revision of mining revenues and investment income.

The detailed revisions are presented in Appendix 1.

CHANGE IN 2022-2023 RESULTS SINCE THE MARCH 2023 BUDGET
(millions of dollars)
2022-2023
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE - MARCH 2023	–5 021
Change since the budget
Own-source revenue	–151
Federal transfers	–780
Portfolio expenditures	608
Debt service	–47
Deposits of dedicated revenues in the Generations Fund	269
Total change	–101
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE - PRELIMINARY RESULTS	–5 122

REVENUE

Own-source revenue

At March 31, 2023, own source revenue totalled $115.7 billion. This represents an increase of $6.1 billion (5.5%) compared to the same period last year.

  Changes in the main economic indicators had a positive effect on own-source revenue.

Tax revenue increased by $4.3 billion (4.9%) to $91.2 billion, due to:

  a $1.2-billion increase (2.9%) in personal income tax mainly due to growth in wages and salaries and the effect of the reduction in the two bottom personal tax rates by 1 percentage point as of taxation year 2023, announced in Budget 2023-2024;

  a $571-million increase (7.7%) in contributions for health services, mainly due to growth in wages and salaries;

  a $317-million increase (2.5%) in revenue from corporate taxes, due in particular to changes in the net operating surplus of corporations and rising inflation;

  a $2.1-billion increase (8.7%) in consumption taxes, due to the increase in household consumption, which was supported by the good performance of the labour market and the use of accumulated savings.

Other own-source revenue increased by $1.2 billion (7.0%) to $17.9 billion, due to various factors, notably:

  a $1.5-billion increase (13.9%) in miscellaneous revenue, due in particular to the increase in revenues from the sale of goods and services and to the increase in interest income related to tax debts administered by the Agence du revenu du Québec. However, these increases were partially mitigated by the decrease in investment income from the Generations Fund.

Revenue from government enterprises increased by $642 million (10.8%), to $6.6 billion. This increase is due in part to the increase in the value of electricity exports reported by Hydro-Québec and by a return to normal operations for Loto-Québec, whereas at the beginning of last year, the corporation had not fully resumed its activities due to public health restrictions related to the pandemic. The increase was mitigated by a decrease in Investissement Québec’s results related to unfavourable financial market results.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	March			April to March
	2022	2023	Change	2021-2022	2022-2023	Change	Change (%)
Income and property taxes
Personal income tax	5 095	4 223	–872	40 924	42 116	1 192	2.9
Contributions for health services	697	773	76	7 402	7 973	571	7.7
Corporate taxes	1 583	1 514	–69	12 926	13 243	317	2.5
School property tax	86	95	9	1 076	1 114	38	3.5
Consumption taxes	1 781	2 213	432	24 597	26 734	2 137	8.7
Tax revenue	9 242	8 818	–424	86 925	91 180	4 255	4.9
Duties and permits	730	497	–233	6 057	5 750	–307	–5.1
Miscellaneous revenue	1 047	1 314	267	10 705	12 190	1 485	13.9
Other own-source revenue	1 777	1 811	34	16 762	17 940	1 178	7.0
Total own-source revenue excluding revenue from government enterprises	11 019	10 629	–390	103 687	109 120	5 433	5.2
Revenue from government enterprises	734	523	–211	5 960	6 602	642	10.8
TOTAL	11 753	11 152	–601	109 647	115 722	6 075	5.5

Federal transfers

At March 31, 2023, federal transfers totalled $28.4 billion. This represents a decrease of $738 million (2.5%) compared to the same period last year. This change is due in particular to:

  a decrease in revenue from health transfers by $1.1 billion (13.7%), mainly due to the decrease in the supplementary health transfer related to COVID-19 compared to the previous year;

  an increase in equalization revenue of $547 million (4.2%), due to growth in Canada’s nominal GDP, which determines the pace of growth in the equalization envelope across Canada;

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	March			April to March
	2022	2023	Change	2021-2022	2022-2023	Change	Change (%)
Equalization	1 094	1 139	45	13 119	13 666	547	4.2
Health transfers	825	552	–273	8 203	7 082	–1 121	–13.7
Transfers for post-secondary education and other social programs	90	108	18	1 529	1 294	–235	–15.4
Other programs	1 358	882	–476	6 333	6 404	71	1.1
TOTAL	3 367	2 681	–686	29 184	28 446	–738	–2.5

EXPENDITURE

At March 31, 2023, consolidated expenditure totalled $146.2 billion. This represents an increase of $10.2 billion (7.5%) compared to the same period last year.

Expenditure in the Santé et Services sociaux portfolio increased by $975 million (1.7%) to $57.5 billion. This increase is mainly due to the enhancement of the senior assistance amount announced in the fall 2022 Update on Québec’s Economic and Financial Situation.

Expenditure in the Éducation portfolio increased by $1.8 billion (10.5%) to $19.1 billion. This increase is due in part to the indexation of salary scales as well as the increase in the number of students in educational institutions.

Expenditure in the Enseignement supérieur portfolio increased by $956 million (10.9%) to $9.7 billion. This growth is due in particular to increased spending by college and university educational institutions.

Expenditure in other portfolios increased by $5.0 billion (11.2%) to $49.8 billion, due, among other things, to:

  a $1.5-billion increase in expenditure in the Affaires municipales et Habitation portfolio, due in part to grants to promote access to quality, affordable housing and to renovate the low income housing stock;

  a $586-million increase in expenditure in the Emploi et Solidarité sociale portfolio, due in part to the increase in grants from the Labour Market Development Fund;

  a $573-million increase in expenditure in the Famille portfolio, due in part to the increase in funding under the agreement on national clauses for childcare centres and the family allowance.

Debt service expenditure increased by $1.5 billion (16.9%) to $10.1 billion. This increase is mainly due to the rise in interest rates.

EXPENDITURE
(unaudited data, millions of dollars)
	March				April to March
	2022	(3)	2023	Change	2021-2022	(3)	2022-2023	Change	Change (%)
Santé et Services sociaux(4)	5 973		4 910	–1 063	56 518		57 493	975	1.7
Éducation(4)	1 865		2 026	161	17 322		19 142	1 820	10.5
Enseignement supérieur(4)	900		977	77	8 741		9 697	956	10.9
Other portfolios(4)	9 726		8 356	–1 370	44 765		49 776	5 011	11.2
Portfolio expenditures	18 464		16 269	–2 195	127 346		136 108	8 762	6.9
Debt service	836		775	–61	8 640		10 100	1 460	16.9
TOTAL	19 300		17 044	–2 256	135 986		146 208	10 222	7.5

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, by retirement plans and other employee future benefits, as well as by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

At March 31, 2023, net financial requirements amount to $11.4 billion and are due to:

  the $2.0-billion deficit resulting from the difference between government revenue and expenditure;

  the $1.1-billion surplus for investments, loans and advances, due primarily as a result of a $6.2-billion decrease in investments with maturities of less than one year as part of overall cash management, partly offset by a $4.8-billion increase in requirements for investments and loans by the Economic Development Fund and Financement-Québec, as well as an increase in the equity value of government enterprises;(5)

  the $6.7-billion financial requirements related to government capital investments, mainly due to investments of $11.5 billion, partially offset by amortization expenses of $4.8 billion;(5)

  the $3.0-billion financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $6.9 billion, partially offset by the net cost of plans of $3.9 billion;(5)

  the $2.2-billion surplus from other accounts(6);

  the $3.1-billion financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to March
	2021-2022	2022-2023
SURPLUS (DEFICIT)(2)	2 845	–2 040
Non-budgetary transactions
Investments, loans and advances	–3 930	1 142
Capital investments	–5 080	–6 659
Retirement plans and other employee future benefits	–3 090	–2 995
Other accounts(6)	5 200	2 244
Deposits in the Generations Fund	–3 617	–3 082
Total non-budgetary transactions	–10 517	–9 350
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–7 672	–11 390

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2023 BUDGET

BUDGET FORECAST FOR 2022-2023
(millions of dollars)
	March 2023					Preliminary
	budget	(8)	Change (%)	(9)	Adjustments	results	Change (%)	(9)
REVENUE
Income and property taxes
Personal income tax	42 670		4.3		–544	42 116	2.9
Contributions for health services	7 841		5.9		132	7 973	7.7
Corporate taxes	13 263		2.6		–20	13 243	2.5
School property tax	1 112		3.3		2	1 114	3.5
Consumption taxes	26 548		7.9		186	26 734	8.7
Tax revenue	91 434		5.2		–254	91 180	4.9
Duties and permits	5 981		–1.3		–231	5 750	–5.1
Miscellaneous revenue	11 784		10.1		406	12 190	13.9
Other own-source revenue	17 765		6.0		175	17 940	7.0
Total own-source revenue excluding revenue from government enterprises	109 199		5.3		–79	109 120	5.2
Revenue from government enterprises	6 674		12.0		–72	6 602	10.8
Total own-source revenue	115 873		5.7		–151	115 722	5.5
Federal transfers	29 226		0.1		–780	28 446	–2.5
Total revenue	145 099		4.5		–931	144 168	3.8
EXPENDITURE
Santé et Services sociaux(4)	–58 109		2.7		616	–57 493	1.7
Éducation(4)	–19 064		10.1		–78	–19 142	10.5
Enseignement supérieur(4)	–9 981		14.2		284	–9 697	10.9
Other portfolios(4)	–49 562		10.8		–214	–49 776	11.2
Portfolio expenditures	–136 716		7.4		608	–136 108	6.9
Debt service	–10 053		16.4		–47	–10 100	16.9
Total expenditure	–146 769		7.9		561	–146 208	7.5
SURPLUS (DEFICIT)(2)	–1 670		—		–370	–2 040	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 351		—		269	–3 082	—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–5 021		—		–101	–5 122	—
Use of the stabilization reserve	449		—		—	449	—
BUDGETARY BALANCE(7)	–4 572		—		–101	–4 673	—

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État” (in French only).

Notes

(1)

A summary of the government’s significant accounting policies can be found on pages 76 to 81 of Volume 1 of Public Accounts 2021-2022. The impact of the following accounting standards issued by the Public Sector Accounting Board (PSAB), effective as of fiscal year 2022-2023, will be reflected in the public accounts as at March 31, 2023: PS 3450 Financial Instruments (as well as PS 1201 Financial Statement Presentation, PS 3041 Portfolio Investments and PS 2601 Foreign Currency Translation) and PS 3280 Asset Retirement Obligations.

(2)	Balance as defined in the public accounts.
(3)	Certain expenditures were reclassified between portfolios to comply with the presentation adopted in 2022 2023
(4)	Consolidation adjustments, which mainly result from the elimination of reciprocal transactions between entities in different portfolios, are allocated to each portfolio.
(5)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non budgetary transactions because they have no effect on cash flow.
(6)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(7)	Budgetary balance within the meaning of the Balanced Budget Act.
(8)	The data in this column is consistent with that of the financial framework as published in the Québec Budget Plan - March 2023.
(9)	This is the annual change compared to results in 2021-2022.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.